UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the date of	May 5, 2004.

Commission File Number	33398141

BURNS, PHILP & COMPANY LIMITED

(Translation of registrant’s name into English)

LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT’L +61 (2) 9259 1111
FAX: (02) 9247 3272

5 May 2004

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Disclosure Notices lodged with the New Zealand Exchange Limited

Please find attached copies of two announcements made to the New Zealand Exchange Limited today as under:

1.	by Burns, Philp & Company Limited (the Company) on behalf of Mr Hugli. The announcement includes the Disclosure Notice submitted by Mr Hugli, an officer of the Company.

2.	by a wholly owned subsidiary of the Company, Goodman Finance Limited, on behalf of Messrs Degnan, Hart and Hugli. The announcement includes three Disclosure Notices submitted by each of Messrs Degnan, Hart and Hugli as directors of Goodman Finance Limited.

The disclosures have been made pursuant to Sections 19T and 19U of the Securities Markets Act 1988 (N.Z.)

Yours sincerely

HELEN GOLDING
Company Secretary

Encl.

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883

PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT’L +61 (2) 9259 1111
FAX: (02) 9247 3272

5 May 2004

Market Information Services Section
New Zealand Exchange Limited
Level 9, ASB Bank Tower
2 Hunter Street
WELLINGTON
NEW ZEALAND

Burns, Philp and Company Limited — Officer’s Disclosure of Relevant Interest

Please find attached the Disclosure Notice submitted by Mr Hugli, as an officer of Burns, Philp and Company Limited, pursuant to Sections 19T and 19U of the Securities Markets Act 1988.

Yours faithfully

HELEN GOLDING
Company Secretary

Encl.

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883

PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)
Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	☒
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	☐

B. Preliminary
1. Name	Allen Philip Hugli
2. NZX company code of issuer	BPH
Name of issuer	Burns, Philp & Company Limited
3. Name of related body corporate (if applicable)	Goodman Finance Limited
4. Position you hold in the issuer	Chief Financial Officer
5. Date of this disclosure notice	5 May 2004

C. Nature of relevant interest
6. Name of registered holder(s) of security (as required by regulation
6A(b) or regulation 7(b))	Allen Philip Hugli
7. Class and type of security (as required by regulation 6B or regulation 8)	Goodman Finance Limited - $20,000 of 2008 Capital Notes (GFL010).
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Direct beneficial interest

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C)	3 May 2004

E. Transaction (for ongoing disclosure)
10. Date of last disclosure (as required by regulation 13)
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)
12. Number of transactions (as required by regulation 12(2), if applicable)
13. Nature or type of transaction (as required by regulation 11(1)(a))
14. Consideration (as required by regulation 10)
15. Number of securities held prior, set out by class and type (as required by regulation 8)
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Goodman Finance Limited - $20,000 of 2008 Capital Notes (GFL010).

G. Signature (as required by regulation 14)

GOODMAN FINANCE LIMITED

REGISTERED ADDRESS:
GOODMAN FIELDER HOUSE
CNR SPRINGS & EAST
TAMAKI ROADS
EAST TAMAKI
AUCKLAND
NEW ZEALAND

CONTACT DETAILS:
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA
TEL: +612 9259 1111
FAX: +612 9247 3272

5 May 2004

Market Information Services Section
New Zealand Exchange Limited
Level 9, ASB Bank Tower
2 Hunter Street
WELLINGTON
NEW ZEALAND

Goodman Finance Limited — Directors and Officers Disclosure of Relevant Interest

Please find attached three Disclosure Notices submitted by each of Messrs Degnan, Hart and Hugli, as directors of Goodman Finance Limited, pursuant to Sections 19T and 19U of the Securities Markets Act 1988.

Yours faithfully

HELEN GOLDING
Company Secretary
Burns, Philp & Company Limited

Encl.

A MEMBER OF THE BURNS PHILP GROUP OF COMPANIES

DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)
Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	☒
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	☐

B. Preliminary
1. Name	Thomas James Degnan
2. NZX company code of issuer Name of issuer	GFL Goodman Finance Limited
3. Name of related body corporate (if applicable)	Burns, Philp & Company Limited
4. Position you hold in the issuer	Director
5. Date of this disclosure notice	5 May 2004

C. Nature of relevant interest
6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Thomas James Degnan
7. Class and type of security (as required by regulation 6B or regulation 8)	Goodman Finance Limited — Nil Burns, Philp & Company Limited — 3,391,050 Ordinary Shares and 619,122 Converting Preference Shares
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Direct beneficial interest

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C)	3 May 2004

E. Transaction (for ongoing disclosure)
10. Date of last disclosure (as required by regulation 13)
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)
12. Number of transactions (as required by regulation 12(2), if applicable)
13. Nature or type of transaction (as required by regulation 11(1)(a))
14. Consideration (as required by regulation 10)
15. Number of securities held prior, set out by class and type (as required by regulation 8)
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Goodman Finance Limited — Nil Burns, Philp & Company Limited — 3,391,050 Ordinary Shares and 619,122 Converting Preference Shares

G. Signature (as required by regulation 14)

DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)
Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	☒
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	☐

B. Preliminary
1. Name	Graeme Richard Hart
2. NZX company code of issuer	GFL
Name of issuer	Goodman Finance Limited
3. Name of related body corporate (if applicable)	Burns, Philp & Company Limited
4. Position you hold in the issuer	Director
5. Date of this disclosure notice	5 May 2004

C. Nature of relevant interest
6. Name of registered holder(s) of security (as required by regulation 6A(b) or regulation 7(b))	Millstreet Investments Limited, Kintron Developments Limited
7. Class and type of security (as required by regulation 6B or regulation 8)	Goodman Finance Limited — Nil. Burns, Philp & Company Limited — 114,173,627 Ordinary Shares and 30,028,610 Converting Preference Shares held by Millstreet Investments Limited, and 977,497,474 Ordinary Shares and 507,615,601 Converting Preference Shares held by Kintron Developments Limited.
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Indirect beneficial interest. Millstreet Investments Limited and Kintron Developments Limited are wholly owned subsidiaries of Rank Group Limited which is wholly owned by Mr Hart.

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C)	3 May 2004

E. Transaction (for ongoing disclosure)
10. Date of last disclosure (as required by regulation 13)
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)
12. Number of transactions (as required by regulation 12(2), if applicable)
13. Nature or type of transaction (as required by regulation 11(1)(a))
14. Consideration (as required by regulation 10)
15. Number of securities held prior, set out by class and type (as required by regulation 8)
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Goodman Finance Limited — Nil. Burns, Philp & Company Limited — 114,173,627 Ordinary Shares and 30,028,610 Converting Preference Shares held by Millstreet Investments Limited, and 977,497,474 Ordinary Shares and 507,615,601 Converting Preference Shares held by Kintron Developments Limited.

G. Signature (as required by regulation 14)

DISCLOSURE NOTICE

Disclosure of Directors and Officers Relevant Interests

(Section 19T, Securities Markets Act 1988)

A. Disclosure obligation (tick box to note which disclosure obligation applies)
Initial disclosure (complete Parts A, B, C, D, F, and G of this notice)	☒
Ongoing disclosure (complete Parts A, B, C, E, F and G of this notice)	☐

B. Preliminary
1. Name	Allen Philip Hugli
2. NZX company code of issuer	GFL
Name of issuer	Goodman Finance Limited
3. Name of related body corporate (if applicable)	Burns, Philp & Company Limited
4. Position you hold in the issuer	Director
5. Date of this disclosure notice	5 May 2004

C. Nature of relevant interest
6. Name of registered holder(s) of security (as required by regulation
6A(b) or regulation 7(b))	Allen Philip Hugli
7. Class and type of security (as required by regulation 6B or regulation 8)	Goodman Finance Limited - $20,000 of 2008 Capital Notes (GFL010). Burns, Philp & Company Limited - 210,571 Ordinary Shares and 100,000 Converting Preference Shares.
8. Nature of relevant interest in security (as required by regulation 6A (a) or regulation 7(a))	Direct beneficial interest

D. Date (for initial disclosure)
9. Date of disclosure obligation (as required by regulation 6C)	3 May 2004

E. Transaction (for ongoing disclosure)
10. Date of last disclosure (as required by regulation 13)
11. Date(s) of acquisition(s) or disposal(s) (as required by regulation 9)
12. Number of transactions (as required by regulation 12(2), if applicable)
13. Nature or type of transaction (as required by regulation 11(1)(a))
14. Consideration (as required by regulation 10)
15. Number of securities held prior, set out by class and type (as required by regulation 8)
16. Number of securities subject to acquisition or disposal (as required by regulation 11(1)(b))

F. Extent of relevant interest
17. Number of securities held now, set out by class and type (as required by regulation 6B or regulation 8)	Goodman Finance Limited - $20,000 of 2008 Capital Notes (GFL010). Burns, Philp & Company Limited - 210,571 Ordinary Shares and 100,000 Converting Preference Shares.

G. Signature (as required by regulation 14)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURNS, PHILP & COMPANY LIMITED

(Registrant)

Date	May 5, 2004	By	/s/ Helen Golding

(Signature)*
HELEN GOLDING
Company Secretary & Group Legal Counsel

*	Print the name and title under the signature of the signing officer